September 21, 2018

Via EDGAR and Email

Mr. Mara L. Ransom,

            Assistant Director,

                Office of Consumer Products,

                    Division of Corporate Finance,

                        U.S. Securities and Exchange Commission,

                             100 F Street, N.E.,

                                 Washington, D.C. 20549.

Re:	Connecticut Water Service, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed August 20, 2018
File No. 000-08084

Dear Ms. Ransom:

This letter provides the responses of Connecticut Water Service, Inc. (“CTWS”) to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) received by letter, dated September 18, 2018, concerning the preliminary proxy statement filed on August 20, 2018 (File No. 000-08084) (the “Proxy Statement”). For your convenience, our response immediately follows the text of the Staff’s comment. Each of the Staff’s comments has been indicated in bold italics.

The Merger

Background of the Merger, page 26

1.

We note your disclosure on page 37 that, on April 19 2018, the board of directors of the Company had a telephonic meeting with management and representatives of Wells Fargo Securities, and that Wells Fargo reviewed with the board of directors of the Company various information and analyses regarding the Eversource proposal as compared to the merger with SJW. Please disclose the results of the informal Wells Fargo financial analyses comparing the Eversource proposal to the SJW proposal, or disclose the specific comparisons considered by the CTWS board in determining that the Eversource proposal did not constitute and was not reasonably likely to lead to a superior proposal. Alternatively, please tell us why you do not believe this disclosure is required.

Response: CTWS acknowledges the Staff’s comment and revised the disclosure on page 38 of the amendment of the Proxy Statement filed today to address the Staff’s comment.

2.

We note you disclosure on page 47 that your board discussed with its advisors and your management “the challenges associated with the path toward closing the merger of equals transaction with SJW; the potential benefits and risks associated with a potential change in transaction structure from stock consideration to cash consideration; and the price per share that any proposal for an acquisition of the Company for cash would need to exceed in light of the value expected from the merger of equals transaction with SJW or, alternatively, that the board of directors of the Company is confident can be delivered to shareholders of the Company on a standalone basis.” Please amend your filing to include a more detailed description of the “challenges” and “benefits” considered. In this regard, we note that, in your disclosures related to the initial stock-for-stock transaction, one of the primary benefits to shareholders described was a stake in the growth of the combined company’s stock value.

Response: CTWS acknowledges the Staff’s comment and revised the disclosure on page 50 of the amendment of the Proxy Statement filed today to address the Staff’s comment.

We hope that the foregoing and the revisions to the disclosure in the amendment of the Proxy Statement filed today to address the Staff’s comments have been responsive to the Staff’s comments. If the Staff has any questions or comments concerning the foregoing, or requires any further information, please contact me at (212) 558-3135 or by email at boehmkel@sullcrom.com.

Sincerely,

/s/ Lauren S. Boehmke

Lauren S. Boehmke

Sullivan & Cromwell LLP

cc:	Katherine Bagley

Christina Chalk

(Securities and Exchange Commission)

cc:	David C. Benoit

Kristen A. Johnson

(Connecticut Water Service, Inc.)

cc:	Joseph B. Frumkin

Audra D. Cohen

(Sullivan & Cromwell LLP)

cc:	Suzy Papazian

(SJW Group)

cc:	Leif B. King

Pankaj K. Sinha

(Skadden, Arps, Slate, Meagher & Flom LLP)